U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Stone Harbor Emerging Markets Total Income Fund

Address of Principal Business Office:
c/o Stone Harbor Investment Partners LP

31 West 52nd Street, 16th Floor

New York, NY 10019

Telephone Number: 212-548-1200

Name and address of agent for service of process:
Corporation Service Company

84 State Street

Boston, MA 02109

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒                 No ☐

NOTICE

A copy of the Agreement and Declaration of Trust of Stone Harbor Emerging Markets Total Income Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 18th day of June, 2012.

By:	/s/ Adam J. Shapiro
Name:	Adam J. Shapiro
Title:	President and Chief Executive Officer

Attest:	/s/ James J. Dooley
	Name:	James J. Dooley
	Title:	Treasurer and Principal Financial and Accounting Officer